Filed Pursuant to Rule 424(b)(3)

Registration No. 333-159167

GRIFFIN CAPITAL NET LEASE REIT, INC.

SUPPLEMENT NO. 2 DATED JULY 5, 2012

TO THE PROSPECTUS DATED APRIL 26, 2012

This document supplements, and should be read in conjunction with, the prospectus of Griffin Capital Net Lease REIT, Inc. dated April 26, 2012 and Supplement No. 1 thereto dated May 17, 2012. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to disclose:

•	an update on the status of our offering and the ownership of our operating partnership;

•	an update to the “Portfolio Summary” section of our prospectus;

•	an update on our recently completed acquisitions; and

•	an update on our debt.

Status of Our Offering and Ownership of Our Operating Partnership

Through June 30, 2012, we have received aggregate gross offering proceeds of approximately $89.7 million, which includes approximately $2.4 million from a private offering of our shares, which terminated on November 6, 2009, and approximately $87.3 million in our initial public offering.

We commenced our initial public offering of shares of our common stock on November 6, 2009. As of June 30, 2012, in connection with our initial public offering, we have issued approximately 8.8 million shares of our common stock for gross proceeds of approximately $87.3 million, including shares issued pursuant to the distribution reinvestment plan (DRP). As of June 30, 2012, approximately 73.7 million shares remained available for sale to the public under our initial public offering, including shares available under the DRP.

As of June 30, 2012, we owned approximately 69.3% of the limited partnership units of our operating partnership, The GC Net Lease REIT Operating Partnership, L.P., and our sponsor, Griffin Capital Corporation, and certain affiliates of our sponsor including our President and Chairman, Kevin A. Shields, our Vice President — Acquisitions, Don G. Pescara, and David C. Rupert, the President of our sponsor, owned approximately 20.4% of the limited partnership units of our operating partnership. The remaining approximately 10.3% of the limited partnership units were owned by unaffiliated third parties.

Update to Portfolio Summary

The following replaces the first two charts in the “Our Real Estate Investments – Portfolio Summary” section on pages 47-48 of our prospectus:

As of June 30, 2012, we owned 11 properties in eight states, encompassing approximately 2.8 million rentable square feet as shown in the table below:

Property	Acquisition Date	Purchase Price	Property Type	Year Built/ Renovated	Square Feet	Approximate Acres	Implied Initial Capitalization Rate (1)
Renfro Clinton, SC	06/18/09	$21,700,000	Warehouse/ Distribution	1986	566,500	42.2	8.58%
Plainfield Plainfield, IL	06/18/09	$32,660,000	Office/ Laboratory	1958-1991	176,000	29.1	7.96%
Will Partners Monee, IL	06/04/10	$26,305,000	Warehouse/ Distribution	2000	700,200	34.3	8.79%
Emporia Partners Emporia, KS	08/27/10	$8,360,000	Office/ Industrial/ Distribution	1954/2000	320,800	16.6	9.86%
ITT Los Angeles, CA	09/23/10	$7,800,000	Office	1996/2010	35,800	3.5	9.76%
Quad/Graphics Loveland, CO	12/30/10	$11,850,000	Industrial/ Office	1986/1996/ 2009	169,800	15.0	10.26%
LTI Carlsbad, CA	05/13/11	$56,000,000	Office/ Laboratory/ Manufacturing	1999	328,700	17.6	7.21%
AT&T Redmond, WA	01/31/12	$40,000,000	Office/Data Center	1995	156,000	8.4	7.53%
Westinghouse Cranberry Township, PA	03/22/12	$36,200,000	Engineering Facility	2010	118,000	25.0	7.97%
GE Aviation Systems Whippany, NJ	05/31/12	$13,000,000	Assembly/ Manufacturing	1986	114,300	10.8	8.37%
Travelers Greenwood Village, CO	06/29/12	$16,100,000	Office	1982/2005	131,000	6.4	7.44%

Total		$269,975,000			2,817,100	208.9

(1)

The estimated going-in capitalization rate is determined by dividing the projected net rental payment for the first fiscal year we own the property by the acquisition price (exclusive of closing and offering costs). Generally, pursuant to each lease, if the tenant is directly responsible for the payment of all property operating expenses, insurance and taxes, the net rental payment by the tenant to the landlord is equivalent to the base rental payment. The projected net rental payment includes assumptions that may not be indicative of the actual future performance of a property, including the assumption that the tenant will perform its obligations under its lease agreement during the next 12 months.

As of June 30, 2012, twelve month annualized gross base rent for our 11 tenants mentioned above is approximately $22.4 million as shown in the table below:

Property	Tenant	Industry	Twelve Month Annualized Gross Base Rent(1)	% of Annualized Gross Base Rent	2012 Annualized Net Effective Rent per Square Foot (2)	Year of Lease Expiration
Renfro Clinton, SC	Renfro Corp	Manufacturing (Hosiery Products)	$1,863,000	8.3%	$3.29	2021
Plainfield Plainfield, IL	Chicago Bridge & Iron Company (Delaware)	Construction Engineering Services	$2,587,000	11.6%	$14.70	2022
Will Partners Monee, IL	World Kitchen, LLC	Distribution (Kitchen Accessories)	$2,311,000	10.3%	$3.30	2020
Emporia Partners Emporia, KS	Hopkins Enterprises, Inc.	Manufacturing (Automotive Parts)	$1,363,000	6.1%	$2.57	2020
ITT Los Angeles, CA	ITT Educational Services, Inc.	Educational	$762,000	3.4%	$21.28	2016
Quad/Graphics Loveland, CO	World Color (USA), LLC	Printing	$1,216,000	5.4%	$7.16	2022

Property	Tenant	Industry	Twelve Month Annualized Gross Base Rent(1)	% of Annualized Gross Base Rent	2012 Annualized Net Effective Rent per Square Foot (2)	Year of Lease Expiration
LTI Carlsbad, CA	Life Technologies Corporation	Research and Development (Biotechnology Tools)	$4,093,000	18.3%	$12.45	2022
AT&T Redmond, WA	AT&T Services, Inc.	Telecommunications	$3,026,000	13.5%	$19.40	2019
Westinghouse Cranberry Township, PA	Westinghouse Electric Company, LLC	Engineering (Nuclear Fuel and Nuclear Services)	$2,887,000	12.9%	$24.47	2025
GE Aviation Systems Whippany, NJ	GE Aviation Systems, LLC	Manufacturing (Aviation)	$1,088,000	4.9%	$9.51	2018
Travelers Greenwood Village, CO	The Travelers Indemnity Company	Insurance	$1,199,000	5.3%	$9.15	2024

Total			$22,395,000	100.0%

(1)

The annualized gross base rent is the contractual rental payments for the twelve month period beginning with the first rental payment scheduled for the month subsequent to the acquisition date. The annualized gross base rent takes into consideration contractual rent increases for the twelve month period presented.

(2)

The annualized net effective rent per square foot is calculated by dividing the annualized gross base rent by the square footage for each property listed in the table above. The annualized net effective rent equals the annualized gross base rent for all of our properties, except the Emporia Partners property. The annualized gross base rent is reduced by the annualized priority return due to Hopkins, as discussed in the prospectus, to arrive at the annualized net effective rent for the Emporia Partners property.

Recently Completed Acquisitions

The following descriptions of our recently completed acquisitions are added to the end of the “Our Real Estate Investments – Our Properties” section on pages 48-65 of our prospectus:

GE Aviation Systems Property

On May 31, 2012, we closed on the acquisition of a property located in Whippany, New Jersey (the “GE Aviation Systems property”) pursuant to a purchase agreement dated January 10, 2012 between our sponsor (the “Sponsor”) and an unaffiliated third party, which was assigned by the Sponsor to a special purpose entity (“SPE”) wholly-owned by the Sponsor on May 9, 2012, and on May 31, 2012, the Sponsor assigned all of the membership interests in the SPE to us. The GE Aviation Systems property is subject to a long-term net lease with GE Aviation Systems, LLC (“GE Aviation Systems”). The GE Aviation Systems lease is guaranteed pursuant to a guaranty by General Electric Company, the parent of GE Aviation Systems.

The GE Aviation Systems property is an approximately 114,300 square foot assembly and manufacturing facility that is 100% leased to GE Aviation Systems through March 2018. The purchase price for the GE Aviation Systems property was $13.0 million, plus closing costs and acquisition fees. The purchase price and the acquisition expenses paid in connection with the acquisition were funded with a draw of approximately $6.0 million from our existing mezzanine credit agreement with KeyBank National Association (the “Mezzanine Credit Agreement”) and the assumption of approximately $6.9 million in existing mortgage debt related to the property (the “GE Mortgage Debt”).

Our advisor earned $325,000 in acquisition fees, and is entitled to reimbursement of $65,000 in acquisition expenses in connection with the acquisition of the GE Aviation Systems property.

GE Aviation Systems is the largest producer of engines for commercial and military aircraft in the world. GE Aviation Systems designs, assembles and repairs mission critical airplane components, specifically wing and tail flap actuators, for every major aircraft manufacturer, including Airbus, Lockheed Martin and Boeing, along with the United States Department of Defense. GE Aviation Systems also manufactures global aerospace systems and equipment, including airborne platform computing systems, power generation and distribution products, mechanical actuation products and landing gear, plus various engine components for use in both military and commercial aircraft. GE Aviation Systems accounts for over 40% of the annual revenues for General Electric Company’s Technology Infrastructure segment, which in turn is one of General Electric Company’s most profitable divisions. The GE Aviation Systems property was constructed in 1986 and sits on an approximately 10.8-acre tract of land.

Whippany is located in Hanover Township, Morris County, New Jersey. Morris County is home to the headquarters or major operation facilities of approximately 50 of the nation’s Fortune 500 companies. The GE Aviation Systems property is located approximately 25 miles northwest of Newark Liberty International Airport, at the junction of Interstates 80, 280, and 287, all major trucking transportation routes, providing excellent distribution accessibility on both a regional and local basis. The property is located approximately 25 miles west of Manhattan, with both LaGuardia Airport and John F. Kennedy International Airport located within 47 miles.

Under the GE Aviation Systems lease, as amended, GE Aviation Systems is responsible to provide all building services and pay all building and property expenses, including repairs and maintenance. The landlord is responsible for potential capital expenses related to the structural integrity of the roof, which was replaced in 2002 and is under warranty through 2012. The initial term of the GE Aviation Systems lease was 10 years, which commenced in 1986. The term of the GE Aviation Systems lease has been extended three times, with the current lease term expiring on March 31, 2018. The rent schedule for the remainder of the term is as follows:

Month Commencing	Annual stated rent	$/square foot
April 2012	$1,083,232.20	$9.48
April 2013	$1,110,655.80	$9.72
April 2014	$1,138,079.40	$9.96
April 2015	$1,166,645.65	$10.21
April 2016	$1,196,354.55	$10.47
April 2017	$1,226,063.45	$10.73

Based on the annual triple-net base rent payable to us and the acquisition price of $13.0 million, the implied initial capitalization rate for the GE Aviation Systems property is approximately 8.37%. The GE Aviation Systems lease contains an option by the tenant to extend the GE Aviation Systems lease for one five-year period.

The GC Net Lease REIT Property Management, LLC, our affiliated property manager, will manage the GE Aviation Systems property and will be paid management fees in an amount of 3% of the gross monthly revenues collected from the GE Aviation Systems property.

Travelers Property

On June 29, 2012, we closed on the purchase of a three-story office facility consisting of approximately 131,000 rentable square feet located in Greenwood Village, Colorado (the “Travelers property”) pursuant to a purchase agreement dated May 25, 2012, as amended. The Travelers property is 100% leased to The Travelers Indemnity Company (“Travelers”). Concurrently with the closing of the Travelers property, Travelers executed an amendment to the current lease on the Travelers property, which extends the remaining term of the lease to 12 years, through June 28, 2024. The purchase price for the Travelers property was $16.1 million, plus closing costs. The purchase price and the acquisition expenses paid in connection with the acquisition were funded with a draw of $9.66 million from our Amended and Restated Credit Agreement, as amended, with a syndicate of lenders, under which KeyBank National Association (“KeyBank”) serves as administrative agent (the “Restated KeyBank Credit Agreement”), a $6.2 million bridge loan from KeyBank (the “Bridge Loan”), with the remaining amount funded by proceeds from our public offering.

Our advisor earned $402,500 in acquisition fees, and is entitled to reimbursement of $80,500 in acquisition expenses in connection with the acquisition of the Travelers property.

Travelers is the largest of the six subsidiaries that comprise The Travelers Companies, Inc., a publicly-traded company (NYSE: TRV). Travelers has been in business since 1903 and carries a stand-alone investment grade debt credit rating of ‘AA’ by Standard & Poor’s.

The Travelers property serves as a regional headquarters location for Travelers and houses the full complement of services offered by Travelers including underwriting and claims processing for Travelers’ many different actuarial disciplines. Travelers has been in continuous occupancy at the Travelers property since 2005, during which time over $5 million of renovations have been invested into the Travelers property including the addition of a two-level parking structure and the renovation of the atrium area at the core of the building.

The Travelers property is located within the Denver Technology Center (“DTC”) district in Greenwood Village, Colorado. The DTC features numerous amenities including retail, dining and residential properties and is the Denver Metropolitan Statistical Area’s largest office submarket outside of the Central Business District. The Travelers property is accessible to the entire region via Interstate Highway 25, which is the area’s primary north-south thoroughfare and connects with many of the area’s other major thoroughfares including Interstate Highway 225 and Colorado State Highway 470. In addition, the Travelers property is located less than a half mile south of the Arapahoe Light Rail Station.

Under the Travelers lease, as amended, Travelers is responsible for providing all building services and paying all building and property expenses, including repairs and maintenance, subject to an expense cap on controllable expenses. The landlord is responsible for potential capital expenses related to the structural integrity of the building, foundation, roof, parking area and building systems including the major HVAC components, elevators and electrical and mechanical lines. Subsequent to closing the seller deposited into escrow $142,475 which will substantially be used for immediate parking lot repairs. The new term of the Travelers lease is 12 years, which commenced on June 29, 2012, and the rent schedule is as follows:

Date commencing	Annual stated base rent	$/square foot
June 29, 2012	$1,198,631.70	$9.15
June 29, 2013	$1,264,130.70	$9.65
June 29, 2014	$1,329,629.70	$10.15
June 29, 2015	$1,395,128.70	$10.65
June 29, 2016	$1,460,627.70	$11.15
June 29, 2017	$1,526,126.70	$11.65
June 29, 2018	$1,591,625.70	$12.15
June 29, 2019	$1,638,784.98	$12.51
June 29, 2020	$1,688,564.22	$12.89
June 29, 2021	$1,739,653.44	$13.28
June 29, 2022	$1,792,052.64	$13.68
June 29, 2023	$1,845,761.82	$14.09

Based on the annual triple-net base rent payable to us and the acquisition price of $16.1 million, the implied initial capitalization rate for the Travelers property is approximately 7.44%. The Travelers lease contains an option to extend the Travelers lease duration for two five-year periods. Travelers has the option to terminate the Travelers lease, effective June 29, 2019, upon at least 12, but no more than 15, months’ written notice to the landlord and the payment of a termination fee equal to $2.0 million.

The GC Net Lease REIT Property Management, LLC, our affiliated property manager, will be responsible for managing the Travelers property and will be paid management fees in an amount of 3% of the gross monthly revenues collected from the Travelers property. The GC Net Lease REIT Property Management, LLC has hired an unaffiliated third party to manage the day-to-day operations and will pay such third party a portion of the management fees paid by us.

Update to Debt Summary

The following describes additional debt we have obtained subsequent to March 31, 2012. These descriptions should be read in conjunction with the “Our Real Estate Properties – Debt Summary” section on pages 65-70 of our prospectus.

Draw on Mezzanine Credit Agreement

As stated above, in connection with the acquisition of the GE Aviation Systems property, we drew approximately $6.0 million pursuant to the Mezzanine Credit Agreement. The draw in mezzanine debt will be governed by the Mezzanine Credit Agreement, the terms of which are summarized in our prospectus. Pursuant to a joinder agreement, our operating partnership became a Borrower under the Mezzanine Credit Agreement.

GE Mortgage Debt

In connection with our acquisition of the GE Aviation Systems property, we assumed approximately $6.9 million in existing mortgage debt related to the property (the “GE Mortgage Debt”). The GE Mortgage Debt was originated in May 2006 by JPMorgan Chase Bank and is evidenced by a fixed rate note in the original principal amount of $7.5 million, which note is now held by U.S. Bank, National Association, as Trustee. The GE Mortgage Debt is secured by a first mortgage and security agreement on our interest in the underlying GE Aviation Systems property, a fixture filing, and an assignment of leases, rents, income and profits. Pursuant to a guaranty agreement, we serves as guarantor of certain obligations under the loan documents.

The GE Mortgage Debt has a term of ten years, maturing on June 1, 2016. The GE Mortgage Debt bears a fixed interest rate of 5.98% per annum for the term of the loan, and provides for principal and interest payments due on the 1st day of each calendar month, based on a 30-year amortization schedule. If we default on the GE Mortgage Debt, for any reason, the lender may accelerate the entire balance then outstanding under the loan and impose certain late fees and/or default penalties. We paid one-half of the loan assumption fee, or approximately $17,300, upon assumption. The GE Mortgage Debt documents contain a number of customary representations, warranties, covenants and indemnities.

Draw on KeyBank Credit Agreement

As stated above, in connection with the acquisition of the Travelers property, we drew an additional $9.66 million in debt pursuant to the Restated KeyBank Credit Agreement. The amount drawn under the Restated KeyBank Credit Agreement will bear interest at the LIBO Rate plus 2.75%, which rate was 3.0% when the Travelers property was acquired. The total amount drawn pursuant to the Restated KeyBank Credit Agreement is now $95.88 million. Pursuant to a joinder agreement by a special purpose entity wholly-owned by our operating partnership (the “Property SPE”) in favor of KeyBank as administrative agent, the Travelers property now serves as additional collateral for the Restated KeyBank Credit Agreement, which security is evidenced by a mortgage on the Travelers property, and the Property SPE now serves as an additional borrower.

Entry into Bridge Loan

As stated above, on June 29, 2012, we entered into the Bridge Loan with KeyBank and thereby obtained $6.2 million from KeyBank to help fund the acquisition of the Travelers property. The Bridge Loan has a term of four months, and will bear interest at the LIBO Rate plus 6.50%, which rate was 6.75% when the Travelers property was acquired. The Bridge Loan is guaranteed by us, as well as by a personal guaranty of Kevin A. Shields, our President and Chairman.